UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-193256, 333-193256-01, 333-193256-02, 333-193256-03, 333-193256-04, 333-193256-05, 333-193256-06, 333-193256-07

NORANDA ALUMINUM HOLDING CORPORATION
NORANDA ALUMINUM ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

801 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2019
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 105

TABLE OF ADDITIONAL REGISTRANTS
Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization
Noranda Intermediate Holding Corporation*	Delaware
Noranda Aluminum, Inc.*	Delaware
Norandal USA, Inc.*	Delaware
Gramercy Alumina Holdings Inc.*	Delaware
Gramercy Alumina Holdings II, Inc.*	Delaware
Noranda Alumina LLC*	Delaware

*The address and telephone number for each of the additional registrants is 801 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067, (615) 771-5700
Pursuant to the requirements of the Securities Exchange Act of 1934, Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and each of the additional registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2016	NORANDA ALUMINUM HOLDING CORPORATION NORANDA ALUMINUM ACQUISITION CORPORATION NORANDA INTERMEDIATE HOLDING CORPORATION
	By:	/s/ LAYLE K. SMITH
	Name:	Layle K. Smith
	Title:	President and Chief Executive Officer

Date: February 1, 2016	NORANDA ALUMINUM, INC. GRAMERCY ALUMINA HOLDINGS INC. GRAMERCY ALUMINA HOLDINGS II, INC.

Date: February 1, 2016	By:	/s/ LAYLE K. SMITH
	Name:	Layle K. Smith
	Title:	President
NORANDAL USA, INC.
Date: February 1, 2016	By:	/s/ SCOTT M. CROFT
	Name:	Scott M. Croft
	Title:	President
NORANDA ALUMINA LLC
Date: February 1, 2016	By:	/s/ JOHN HABISREITINGER
	Name:	John Habisreitinger
	Title:	President